October 20, 2014

Via EDGAR

Securities and Exchange Commission

100 F Street NE

Washington, D.C.  20549

Re:                             EnLink Midstream Partners, LP

Form 10-K for Fiscal Year Ended December 31, 2013

Form 10-Q for Fiscal Quarter Ended June 30, 2014

File No. 001-36340

Ladies and Gentlemen:

Pursuant to the discussion with the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) on October 14, 2014, EnLink Midstream Partners, LP (the “Partnership”) is providing the following additional information, which supplements the responses previously provided in its correspondence dated October 14, 2014 (the “Prior Correspondence”).

Description of Monitoring Control – Quarterly Trend Analysis

The Partnership performed quarterly trend reviews of revenues, cost of sales and gross operating margin at an asset level (with the Pelican plant being one such asset) as well as a variance analysis of trends for each asset between quarters.  Results were then further aggregated to a segment and overall Partnership level where a further trend analysis was performed. The Partnership analyzed the following trends: (1) current quarter compared to the prior quarter, (2) current quarter compared to the same quarter of the previous year and (3) year-to-date period compared to the prior year-to-date period. This quarterly trend analysis was a high level monitoring control that was performed by the corporate accounting group.  The Partnership believes that this quarterly trend review would have detected an error in consolidated revenues and cost of sales greater than 10%-20% of consolidated revenues, at each point in time, that had no impact to gross operating margin (i.e., net vs. gross reporting).  As discussed in the Prior Correspondence, revenue is not a key performance measure for the Partnership’s business.  Because revenue is not a key performance measure for the Partnership’s business, the Partnership does not believe that a potential misstatement of revenue with an offsetting error in cost of sales in the range above that does not impact gross operating margin would be material to its financial statements taken as a whole.  This quarterly trend analysis did in fact detect the 2012 error during 2013.  As explained in the Prior Correspondence, the Partnership has other effective process level controls over revenue, cost of sales and gross operating margin.

Revenues as originally reported in the Partnership’s 2012 financial statements decreased 18% from 2011.  Revenues as corrected in the Partnership’s 2012 financial statements decreased 11%.  The following factors had a significant impact on the Partnership’s revenues between 2011 and 2012 and were considered when performing the quarterly trend analysis:

•                 Average natural gas prices decreased 30% between 2011 and 2012, which accounted for a portion of the decline in the Partnership’s revenue.

•                 Average NGL prices decreased 20% between 2011 and 2012, which accounted for a portion of the decline in the Partnership’s revenue.

•                 NGL volumes decreased at certain processing plants due to less favorable processing economics.

•                 Revenue decreases caused by the above factors were partially offset by revenue increases resulting from expanded operations in certain of the Partnership’s segments.

Due to the factors described above, the Partnership expected the trend analysis to reflect a decline in revenues between years, which it did.

The trend analyses performed in 2012 as described above did not detect the error in the PNGL segment because the amount was not material as compared to the overall trends due to the significant changes in operating activities, price changes and volume changes between 2012 and 2011, especially related to the PNGL segment.  The results of the trend analyses were consistent with the Partnership’s expectations - total revenues and cost of sales declined during 2012 as compared to 2011 due to the commodity price declines and the related decline in the Partnership’s volumes processed by its PNGL segment.

When this trend analysis was performed in 2013 as compared to 2012, the Partnership had not experienced many significant operating changes between assets and segments.  In particular, the Partnership expected revenue and cost of sales to increase in its PNGL segment in the first quarter of 2013 as compared to both the fourth quarter of 2012 and the first quarter of 2012 as a result of the Cajun-Sibon expansion, which was completed in the fourth quarter of 2012.  The Partnership identified the duplicated elimination error when performing a more detailed analysis of the trends between periods for the PNGL segment.

Evaluation of New Business

For new business within a segment, cross-functional teams meet to determine how the new business will impact the segment as well as how the new business transactions should be recorded.  These cross-functional teams usually include representatives from the accounting, commercial, and operations departments.  For the new arrangement referenced in the Prior Correspondence, multiple cross-functional meetings were held to ensure that the new processing agreement between the PNGL segment and the LIG segment was properly captured in the Partnership’s transaction system and that the revenue was properly recognized.  The Plant Accounting Manager who approved the manual journal entries was a participant in these meetings and should have had a clear understanding of the accounting treatment.  He was considered knowledgeable and well-qualified with more than 20 years of experience in plant accounting.

Review of Manual Journal Entries

The Plant Accounting Manager who approved the manual journal entries that erroneously eliminated intercompany revenue and cost of sales was dedicated to the PNGL plants and was not involved in the accounting for any of the Partnership’s other assets.  Any errors arising from manual journal entries made at the PNGL plants that had an impact on gross operating margin would have been detected by the Partnership’s other controls over gross operating margin, which were operating effectively throughout 2012.  As noted in the Prior Correspondence, gross operating margin is the primary measure that investors and management use to evaluate the Parntership’s business.  The total intercompany sales between PNGL and LIG were $146 million in 2012, of which $135.4 million was included in the immaterial misstatement that was subsequently corrected.  The PNGL plants’ revenue in 2012 totaled $442 million and the PNGL plants’ gross operating margin in 2012 totaled $25 million.  The Partnership’s revenue in 2012 totaled $1.8 billion and the Partnership’s gross operating margin in 2012 totaled $394 million.  The PNGL plants, in their entirety, accounted for approximately 25% of the Partnership’s revenue, and 6% of its gross operating margin.

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In response to the closing comments of the Staff’s comment letter, the Partnership has advised us, and has authorized us to hereby acknowledge on its behalf, in connection with its response to the Staff’s comments, that:

•                  the Partnership is responsible for the adequacy and accuracy of the disclosure in the filing;

•                  Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•                  the Partnership may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions with respect to the foregoing responses or require further information, please contact the undersigned at (214) 953-6634.

Very truly yours,

/s/ Douglass M. Rayburn

Douglass M. Rayburn

cc:                                Michael Garberding

Susan McAden

Alaina Brooks
EnLink Midstream Partners, LP

Yolanda Guobadia, Staff Attorney